CENTRAL MINERA CORP.
(a Development Stage Company)
P.O. Box 93038, Caulfeild Village R.P.O.
West Vancouver, British Columbia, V7W 3G4
(604) 687-6191 (604) 648-8341 fax

MANAGEMENT DISCUSSION AND ANALYSIS
Dated February 28, 2007

The following discussion of the results of operations of the Company for the quarter ending December 31, 2006, should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes for the year ended June 30, 2006.

Management’s discussion and analysis contains forward-looking statements, including statements regarding the business and anticipated financial performance of the company. These statements are not guarantees of the company’s future performance and are subject to risk uncertainties and other important factors, which could cause a corporation’s actual performance to be different from that projected. Given the uncertainties associated with forward-looking information, the reader should not place undue reliance on the forward-looking information.

Overall Performance

The Company is engaged in the business of resource exploration. Currently the Company has an indirect interest in only one property. The Company has no history of earnings or cash flow from operations. The Company has had no activity and there are very limited trades of the Company’s common stock.

Selected Annual Information

The following information is derived from the Company’s financial statements for each of the three most recently completed financial years:

	June 30, 2006	June 30, 2005	June 30, 2004
Net Sales or Total Revenue	nil	nil	70
Income or (Loss) before discontinued or extraordinary items - total - per share undiluted - per share diluted	(121,651) (0.01) (0.01)	(142,089) (0.01) (0.01)	(137,273) (0.01) (0.01)
Total Income or (Loss) - total - per share undiluted - per share diluted	(121,651) (0.01) (0.01)	(142,089) (0.01) (0.01)	(137,273) (0.01) (0.01)
Total Assets	37,339	67,383	175,990
Total Long-term financial liabilities	nil	nil	Nil
Cash dividends declared per share	nil	nil	Nil
Shareholders’ Equity	4,985	12,349	154,438

Results of Operations

The following discussion should be read in conjunction with the Financial Statements and Notes thereto included elsewhere herein. The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). These principles, as applied to the Company, differ in some respects from those generally accepted in the United States (“U.S. GAAP”). For a comparison of the difference between Canadian GAAP and U.S. GAAP, see Note 9 to the Financial Statements of the Company. All dollar amounts herein are expressed as US dollars unless otherwise indicated.

The Company is a pre-exploratory stage company engaged in the business of mineral exploration and, if warranted, the development of precious metal properties. Currently the Company has a direct interest in one company that has claims in Nevada. The Company has no history of earnings or cash flow from operations. Historically, the only source of funds availably to the Company is through (i) the sale of its equity shares or (ii) borrowings. Even if the results of future exploration programs are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercial deposit may exist on any of its properties. There is no assurance that funds will be available for operations.

Quarter ended December 31, 2006 compared to Quarter ended December 31, 2005

During the quarter ended December 31, 2006 (“2nd Quarter 2006”), the Company incurred a loss of $33,125 compared with a loss of $36,516 for the quarter ended December 31, 2005 (“2nd Quarter 2005”). During the 2nd Quarter 2006 accounting fees of $3,296 were recorded compared to accounting fees of $426 for 2nd Quarter 2005. Transfer Agent and filing fees of $4,431 were recorded for the 2nd Quarter 2006 compared to $5,158 for the 2nd Quarter 2005. Legal fees of $102 were recorded for the 2nd Quarter 2006 compared to $4,508 for the 2nd Quarter 2005 due to financing activities during the 2nd quarter 2005.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters.

Quarter Ending	Revenue	Net Earnings (Loss)
		$	Per Share	Diluted per share
December 31, 2006	NIL	(33,125)	(0.01)	(0.01)
September 30, 2006	NIL	(27,953)	(0.01)	(0.01)
June 30, 2006	NIL	(29,608)	(0.01)	(0.01)
March 31, 2005	NIL	(30,848)	(0.01)	(0.01)
December 31, 2005	NIL	(36,516)	(0.01)	(0.01)
September 30, 2005	NIL	(24,679)	(0.01)	(0.01)
June 30, 2005	NIL	(34,854)	(0.01)	(0.01)
March 31, 2005	NIL	(33,581)	(0.01)	(0.01)

Presently there are no meaningful trends evident from analysis of the summary of quarterly financial information over the last eight quarters. The Company’s operating expenses are variable and dependent upon the degree of activities or projects undertaken during a period.

Liquidity

As at December 31, 2006 the Company had working capital deficiency of $56,448 as compared to working capital of $64,671 as at December 31, 2005. As none of the Company’s mineral properties have advanced to the commercial production stage and it has no history of earnings or cash flow from operations, the Company relies on the sale of its equity shares for its source of funds.

During the fiscal period ended December 31, 2005 the Company completed a non-brokered private placement of 2,855,455 subordinate voting shares at a price of US$0.04 per share for gross proceeds of US$114,287. Proceeds from the private placement were used for general working capital purposes.

During the fiscal year ended June 30, 2004, the Company completed a private placement of 1,200,000 Units at a price of $0.05 per Unit for gross proceeds of $60,000. Each Unit consisted of one Subordinate Voting Share in the capital of Central Minera Corp. and one warrant entitling the holder to acquire one additional Subordinate Voting Share at a price of $0.10 until February 13, 2006. In addition, 3,211,670 warrants were exercised prior to their expiry date of May 30, 2004 for gross proceeds of $160,584. 1,605,835 Subordinate Voting Shares were issued to the holders under the terms of the warrants. 2,791,670 warrants expired without being exercised.

The Company has been successful in the past in acquiring capital through sales of its equity shares. There is no assurance that these sources will continue to be available in the future.

Transactions with Related Parties

For the three months ended December 31, 2006 the Company accrued consulting fees in the amount of $19,751 to First Fiscal Management Ltd., a company controlled by Michael Cytrynbaum, President of the Company and paid consulting fees of $3,950 to Barbara West, a director of the company.

Subsequent Events

The Company is currently negotiating a non-brokered private placement of 10,400,000 Units at a price of US$0.03 per Unit for gross proceeds of US$312,000. Each Unit will consist of one subordinate voting share and one whole warrant to acquire an additional subordinate voting share for US$0.03 expiring 60 months after the closing date. Proceeds of the private placement will be used for general working capital purposes.

Disclosure of Outstanding Share Data

The Company’s authorized share capital consists of 3,000,000 Variable Multiple Voting Shares and unlimited Subordinate Voting Shares. Of these, as at March 31, 2006 the following were issued and outstanding:

27,824,972	Subordinate Voting Shares
3,000,000	Variable Multiple Voting Shares

As at December 31, 2006 there are no outstanding share purchase warrants.

During the period 300,000 share purchase options expired on December 31, 2006. There are no outstanding share purchase options.

Approval

The Board of Directors of the Company has approved the disclosure contained in this Interim Management Discussion and Analysis. A copy of this Annual Management Discussion and Analysis will be provided to anyone who requests it.

Directors
Michael Cytrynbaum
Barbara West
Joan Jamieson

Additional Information

Additional information relating to the Company in on SEDAR at www.sedar.com.